 Search

       Try Premium Free for 1 Month





Connect   **Message**   More...

Ilya Druzhnikov

building great teams, one perfect fit at a time

San Francisco Bay Area · 500+ connections · **Contact info**

 **Exit Reality VR**

 **Stanford University**

About

Ilya has founded two successful companies which led their segment (Panop in web personalization - acquired, and ConnectAndSell in sales acceleration - in growth stage). Between stints as a founder, he is an early stage investor in over 20 B2B companies ranging from genetics and bioinformatics to IoT and foodtech.

> **We exist to deliver the ultimate VR experience.**

Articles & activity

1,692 followers



Shoutout - momentum.partners

 **Ilya Druzhnikov**
Published on LinkedIn

I am getting really tired of unicorns being defined by their valuation. Often one finds unicorn firms who are for some reason a bunch of standard deviations above the others. So this is ...see more

13 Likes

 Like    Comment    Share

 **This is the kind of post that makes one's morning, and we get to see...**
Ilya shared this
9 Reactions • 1 Comment

 **https://lnkd.in/g_966fW Great post by Charlie Fink - There's something...**
Ilya shared this
4 Likes

See all activity

See all articles

Experience

Exit Reality VR
2 yrs 8 mos

 **Co-founder, CEO**
Jul 2018 – Present · 1 yr 2 mos
San Francisco Bay Area

 **Co-founder**
Jan 2017 – Present · 2 yrs 8 mos
San Francisco Bay Area

 Search        Try Premium Free for 1 Month

Founder
ConnectAndSell, Inc
Dec 2004 – Dec 2010 · 6 yrs 1 mo

Together with my cofounder Andrei Stoica, we invented a technology that made B2B sales teams several times more efficient. We persuaded Bob Cohen and Girts Graudins to lead the technical team and proceeded to found the company that created the Sales Acceleration space. Today, serving thousands of blue chip clients and facilitating millions of con... See more

Founder
Panop.com
Dec 1997 – Apr 2000 · 2 yrs 5 mos
Palo Alto, CA

Founded and helped grow Panop.com from inception as an early product recommendation system to a mature targeted advertising platform, acqured by Broadbase for over 100MM.

Education

Stanford University
1990 – 1994

Skills & Endorsements

Start-ups · 58

Endorsed by **Na'ama Moran and 10 others who are highly skilled at this**

Endorsed by **2 of Ilya's colleagues at Exit Reality VR**

SaaS · 43

Endorsed by **Mario M. Martinez Jr., who is highly skilled at this**

Enterprise Software · 30

Endorsed by **Mario M. Martinez Jr., who is highly skilled at this**

Endorsed by **6 of Ilya's colleagues at ConnectAndSell, Inc**

Show more ⌄



